Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Equity Income
Fund (the May 31st Fund), BNY Mellon Global Equity
Income Fund and BNY Mellon International Bond Fund (collectively, the October 31st Funds) and BNY Mellon
High Yield Fund (the December 31st Fund) (collectively with the May 31st Fund and October 31st Funds, the
Funds), each a series of BNY Mellon Investment Funds III complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(the Act) as of November 30, 2019. Management is responsible for the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether managements assertion
about compliance with the specified requirements is fairly
stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of November 30, 2019, and with respect to
agreement of security purchases and sales, for the period
from August 31, 2019 (the date of the May 31st Funds and
December 31st Funds last examination) through November
30, 2019, and for the period from October 31, 2019 (the
date of the October 31st Funds last examination) through
November 30, 2019:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Funds as of November 30, 2019, if any, to documentation of corresponding subsequent bank statements;


5.	Agreement of five security purchases and five security
since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period October 1, 2018 to September 30, 2019 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2019, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds III, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
April 27, 2020

April 27, 2020
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Equity
Income Fund (the May 31st Fund), BNY Mellon Global
Equity Income Fund and BNY Mellon International Bond
Fund (collectively, the October 31st Funds)  and BNY
Mellon High Yield Fund (the December 31st Fund)
(collectively with the May 31st Fund and October 31st
Funds, the Funds), each a series of BNY Mellon
Investment Funds III are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30,
2019, as well as for the period from August 31, 2019 (the date of the May 31st Funds and December 31st Funds last examination) through November 30, 2019, and for the period from October 31, 2019 (the date of the October 31st
Funds last examination) through November 30, 2019.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2019, as well as for the period from August
31, 2019 (the date of the Funds last examination) through November 30, 2019, and for the period from October 31, 2019 (the date of the October 31st Funds last examination) through November 30, 2019 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds III


Jim Windels
Treasurer


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